NORTH AMERICAN ENERGY RESOURCES, INC.
11005 Anderson Mill Road
Austin, Texas  78750

March 3, 2010

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Suying Li

Re:	North American Energy Resources, Inc. (the “Company”)
Form 10-Q for the Fiscal Quarter Ended October 31, 2009
Filed December 21, 2009
File Number 000-52522

Dear Ms. Li:

We are in receipt of your letter of February 16, 2010.

Following is our response to your comment:

Form 10-Q (Quarter Ended October 31, 2009)

Note 6, Prepaid Expenses, page 16

1.
We note you issued 900,000 shares of common stock with value of $813,000 in exchange for consulting service agreements which are for periods up to three years.  As a result of this transaction, $692,906 is recorded as short-term prepaid expenses as of October 31, 2009.  Please tell us the consulting service obtained through these agreements and any contract provisions for the future performance obligations from the counterparty.  If future performance obligations are required by the agreements, please classify the contract value attributed to the service to be provided beyond future 12-month period as long-term asset.

Response:

There are four contracts which make up the total prepaid expense.  The first agreement covers the period from August 1, 2008 through July 31, 2010 and is for compensation for our chief executive officer.  The unamortized balance at October 31, 2009 is $48,531, all of which is current.  The second agreement is for non-exclusive financial public relations advisor services for the period from May 1, 2009 through December 31, 2010.  The unamortized balance of this agreement was $294,000 at October 31, 2009 and $42,000 should have been recorded as non-current.  The third agreement was for advisory services in developing oil and gas wells in Washington County, Oklahoma for three years, commencing May 1, 2009.  The unamortized balance of this agreement was $175,000 at October 31, 2009 of which $105,000 should have been classified as non-current.  The fourth agreement was for consulting services to be provided for the one-year period beginning September 15, 2009 regarding placement of the Company's Reg S stock to be traded on the Frankfurt Stock Exchange.  The unamortized balance of this agreement was $175,375 at October 31, 2009, all of which was current.

We will file an amended October 31, 2009 Form 10-Q and reclassify the non-current portion of the two contracts above of $147,000 ($42,000 + $105,000) of the total prepaid expense as a non-current asset as soon as possible.

The Company is aware and acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Ross E. Silvey
Chief Executive Officer and
  Chief Financial Officer

Cc  Seal & Beers, CPAs